Filed by FinServ Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: FinServ Acquisition Corp.

(Commission File No. 333-252558)

Transcript of

Orlando Zayas on March 19, 2021

Orlando Zayas:

How would you like me to start? I mean, I could give you, you know, obviously you sound like you’ve done your due diligence. You know, in a nutshell we believe we’re like a firm, but for non-prime. So what we focused on is the non-prime consumer, and really it’s about financial inclusion. The non-prime consumer has been passed over, mostly on e-commerce because, you know, they don’t have access to credit, like a prime buyer is. So what we’re able to provide is some of these high quality retailers, like Wayfair and Lenovo, and through a firm, even on a partnership we have with them where they’re able to access a lot of the same high quality merchandise that a prime buyer can do. And so we launched actually a partnership with a firm recently. It was over a year ago now called Affirm Connect where it’s a waterfall and literally, you know, you can go to Purple Mattress.

Orlando Zayas:

And if you applied for a firm and you were turned down, automatically rolls to us, your data does, and we make an offer for at least to own product for that mattress. And so it gives, you know, what we like about the waterfall is it gives the consumer the best credit for their situation at the time. And, you know, if you’ve ever done any research on approval rates, especially online by the prime lenders, it’s not very high. I mean, retailers want 100% approval rate, which is next to impossible, but, you know, many times you’ll see 40 50% approval rate. So, you know, you have a large population of consumers that are shopping online. They’re searching for financing and they’re getting turned down, and what do they do? They don’t have much alternative. So we’re helping bridge that gap and bring that alternative to that consumer as well as bringing incremental customer to the retailer.

Speaker 2:

Orlando, I have a couple of questions that we got, so I’m just going to go to, these are the questions that I’ve covered.

Orlando Zayas:

Sure.

Speaker 2:

Question number one is I know that you had mentioned Wayfair and Lenovo. Are you worried about customer concentration? Just like all the other partners of yours such as a firm, they have customer concentration, for example, the firm is Peloton and so on and so forth. Are you worried about it? And what steps are you taking to reduce that concentration?

Orlando Zayas:

Yeah, I’m not worried about it because if you’re going to have a partner to have high concentration right now, Wayfair is a great partner to have. So we’re really thrilled with their relationship. And the relationship is pretty deep too. We’re actually in the process of doing a direct integration with them so that, you know, the tentacles, if you will, within the company are a lot tighter, and then we have a two year agreement with them. So we’re all happy with ... And we’re continuing to try to grow their business along with them, but it doesn’t mean we’re going to stop there. I mean, I think that the story is great and that probably helped us get to the point that we’re at today, but it really is going to be about other retailers in the same, you know, places, you know, offering durable goods online, that where we really want to focus.

Orlando Zayas:

And we can bring, again that incremental customer to these retailers, but also provide, you know, this product for the consumers to actually execute a transaction online where they probably were passed over before. So, you know, am I worried about it? No, because it’s a great retailer. And I think our relationship is very strong, but, you know, I would like to minimize it and have, you know, five or six Wayfairs and a bunch of other smaller ones. I mean, the mission to my sales team is there’s a ton of e-commerce retailers that are small, that are doing durable goods, where we can help grow their business. And, you know, my mission, my message to that sales team was get me a thousand retailers doing a million dollars a year, and that’s a billion dollar business right there.

Speaker 2:

I agree with you 100%. just for context, there are 15,720 e-commerce retailers out of which 3,200 are durable goods doing over a million dollars a year, Orlando.

Orlando Zayas:

There you go, I’m going to quote you on that.

Speaker 2:

So this is good business. I know it. So I’m confident about that portion. Let me ask you a different question that we also got, and this is to understand a little bit better. The subprime sometimes are less than prime creates a little bit of a consternation for some people. I know that you’ve got a background in GE, so you’re a look at high quality businesses kind of a person. For people that associate the not prime with the subprime crisis of 2008 or something. How have you taught your sales team and how are you teaching your product teams to address that question or to address that issue?

Orlando Zayas:

Yeah, well, you know, I think our business is so different. If you look at, you know, what happened with the subprime crisis on the housing, much different, I think than what we’re going to face. And if you think about during even the financial crisis, you know, cars did really well, right? Even subprime auto did well. And so you asked yourself why. Those are things that people need. You need your car to go back and forth to work. And I was at the time I was working for GE, but we’d sold the business to Wacovia Bank. And I remember my boss at what Wacovia Bank saying, “Well, and they were auto lending.” And they said, “We’ll never lend money in New York City in the boroughs.” And I was like, “Really? Why?” And they said, “Because you don’t have to have your car there.”

Speaker 2:

Yeah, yeah.

Orlando Zayas:

And so they wanted to be where people had to have their car like Southern California, for example, you have to have your car. And so those people tend to focus on that car is, this is my ticket to my job. I need to make sure that I don’t lose this car. And the same goes with our products. And then the durable goods products. If you look at, you know, appliances and furniture, you know, people need appliances and we actually do some auto, we do a lot of tires and tires are really interesting for us and they pay better. Their repay rate is better even than furniture and appliances. Because again, I think it goes back to we need the car to go back and forth to work. I need those tires. And, you know, I know that Kristen’s in Southern California, I know it’s not unusual to, you know, change your tires every year there.

Orlando Zayas:

And so we see that this is a different business. And when you look at the lease to own product, what happens during a recession is the prime lenders tighten up pretty dramatically. And we saw this, you know, April 15th last year, April and March last year when COVID first started happening. The prime lenders, I mean, tightened up, and then we saw a better customer. And so, for us, it kind of shifts that subprime customer up into closer to prime, because they’re not accessing, you know, credit through the prime lenders. And so we actually, I think our counter to a recession, we do better in a recession than some of our bricks and mortar, you know, businesses. Rent-A-Center and Progressive who have done a lease to own in the store. Not as much on e-commerce.

Orlando Zayas:

They actually had some of their better years during 2008, 2009. Right. So, you know, that’s why I hate to use the term subprime. I like to use the term non-prime because my population expands quite a bit during a recession, and I get a better customer. And we saw that if you looked at our vintages during the first weeks of COVID and the shutdowns that happened, and the tightening that happened, which all the banks admitted it. I mean, they all admitted they were tightening up. We saw some of our best performing portfolio during those times.

Speaker 2:

I want to switch a different question. One is around finance. During the SPAC merger, you got roughly, I would say, 49, $50 million cash to the books. It’s not [inaudible 00:08:26] yet, let me make sure that I’m clear. And I thought that was good, given that you were actually EBITDA profitable this year, plus 23.7 or 24, or maybe a little bit more, I’m not sure, million dollars that you’re going to actually have cash coming in. Do you believe based on your projections going out that you have enough cash for you to be able to have the runway to thrive and grow, or do you see yourself maybe wanting to raise maybe next round of capital sometime the next 18 months, 24 months or something like that?

Orlando Zayas:

No, not really. We have a lot of of runway for growth. I mean, we have a lender who has supported us, you know, very, very strongly. So if we need access to capital, I think we’ll have, you know, right now we have a lending agreement where it’s a warehouse agreement that literally can expand up to 250 million, but yet, because the way that our leases churn pretty quickly, right, we get, you know, our average term is about seven months because people pay off early that we wrote, you know, revolved that line pretty quickly. And the way we depreciate the asset, we actually pay it off really fast. And so, you know, even though we did, you know, around 200 million and last year, I only used about a third of that line to fund that growth.

Orlando Zayas:

And so I think that’s going to continue. We’ve done projections, you know, over a billion, you know, up to obviously two billion. And we really don’t need, you know, additional capital. I’m looking forward to the additional capital that we’re getting more of an investment perspective. You know, how do we grow the business? Are there other products that we can offer this consumer base to help them again, on the financial inclusion mission and really getting them, you know, the products that they need and not just limited to durable goods? So we’re pretty excited about our future from that standpoint and the additional capital. And it’s not just a fund, the growth, I think funding the growth is almost to a point of getting to be self-funded.

Speaker 2:

Another question I get from a lot of people is, you know, that there’s been this FinTech. In the broad world of FinTech, you guys fit into FinTech as well. Financial technology, there have been people, for example, such as the new age backs, the Chimes of the world and the SoFis of the world. And then you have the buy now pay later folks, such as a firm, such as yourself, after pay, et cetera. Do you see yourself supporting a buy now pay later expanding from a vision perspective? Or do you say, you know what, right now buy now pay later is less than a percent of just e-commerce. Forget about retail, just e-commerce. There’s enough headroom for us to grow just in buy now, pay later, and then maybe we’ll introduce a checking account or something like that a little bit later, or where would you say you’re seeing your growth? Is it BNPL or is it more let’s go into other things?

Orlando Zayas:

You know, near term, and that’s in the next two to three years, I would say definitely staying in the BNPL space. You know, as we grow our portfolio of consumers and you’re right now, we’ve approved over 1.5 million consumers for shopping, you know, we’ve done over 500,000 leases. And so as we grow that base, I think there’s going to be a lot of opportunity to, you know, do things like checking accounts and other things, because, you know, we’re going to have a much different perspective about that consumer. It’s not going to be FICO driven. We’re going to have payment history. We’re going to be able to really look at that consumer and say, what does that consumer need and how can we help them through their situation at the time? So whether it’s improving their credit or why ... You know, one of the ones that I admire and I look towards is Sezzle.

Orlando Zayas:

I mean, Sezzle’s doing that, right? They’re doing the BNPL like everybody else, but they’re also working on the non-prime and trying to help them improve their credit and things like that. And I really admire that. And we, you know, I was on a panel with CEO of Sezzle and I admire what he’s doing. And I think that’s our natural growth. I just think right now there’s so much opportunity on the non-prime stuff, because really nobody’s addressing non-prime at a point of sale lending with e-commerce. So, you know, we’re going to take that opportunity while we have it, but then, you know, I’ve got some capital to start working on some of those other products on the side as we continue to grow.

Speaker 2:

One other question, and I’m going to turn it over to SK. The question was, you know, you have Tiger as one of your investors, part of the private placement, right? I’m obviously sure that you had a chance to talk to them as well and so on. What do you think are the biggest reasons they are excited about? Because I have not seen them invest in companies because it was available. So what’s the most exciting part of them being in you and what do they get excited about investing in Katapult?

Orlando Zayas:

Yeah, so I think what they saw was, you know, they were looking at probably Affirm and all these others that were coming out of these other BNPLs, and we were different. We were addressing a marketplace that was overlooked. Right? And so I think they saw that we were clearly focused in an area that is being overlooked. It’s a green space and then we got to profitability. And so, you know, we’re driving, you know, and that’s not much, that’s not a lot of the other BNPLs can’t brag about that. And I can, but it’s been because our business is built on true fundamentals and we understand the future and we understand what’s going to happen. And so we’ve planned the business out well. So I think they saw one opportunity in the BNPL non-prime, right.

Orlando Zayas:

And the fact that we understood the risk and how to underwrite the risk and that the business was pretty solid. I think those were the things. I’m not speaking for them, but I think they saw in us some of the feedback I get from many of the investors, we were thrilled to have Tiger join us. You know, I had had a call with Chase last minute. Somebody said, Chase wants to talk to you. And it was like, okay. So he was great. He was fantastic. I really enjoyed our conversation. And it’s after that that they made their commitment. So we’re excited to have them as a partner.

Speaker 2:

Excellent. SK, do you want to have any questions, follow up?

SK:

The follow-up question to what just now [inaudible 00:15:11] had asked, are they going to be a long-term investor or is it going to be something which it’s going to be a temporary investment for Tiger?

Orlando Zayas:

Yeah, I don’t know, but I’ve heard that they’re typically a longer term. So I’m hoping that they see, you know, especially once we, you know, turn the ticker symbol to KPLT and we can start talking about guidance and opportunities and everything that’s coming down our way, that they continue to be a longterm. You know, I haven’t signaled that they were going to be short term or not, but I’m confident that if what they invested in is what they saw, that they’re in it for the long haul.

Speaker 2:

One other question I have. You must be noticing this as well. I have a simple metric. I will share that with you, by the way, Orlando. I’ll send it to your email.

Orlando Zayas:

Please, because I love your 3,200. I’ll write that down.

Speaker 2:

Thank you. I was looking at valuations price to sales, revenue, multiples, even multiples. I know you know this. Most compelling, right? And one part of me says, oh my God. And another part of me says, oh my God, why? And my question to you is twofold. And you can take first question, and then maybe I’ll ask the next question later, which is very similar to what you’re doing with your customers. And you know this. So I’m not telling someone that doesn’t know this, getting investors, moving the needle on investors, not only retail investors, such as me, but also sale side and buy side analysts is a lot of work, right.

Speaker 2:

As you can imagine, and having been a GE, that’s probably part of the DNA. I think the question that I think I get a lot of from people also is we know it is undervalued. We just don’t understand why. Give me your two cents on, why do you think people haven’t seen this? Is it an undiscovered gem in Katapult or is it they’re thinking, okay, let’s wait for it to turn into FSR before we take a cut at it? What are your thoughts?

Orlando Zayas:

I think it’s an undiscovered gem. I mean, I’ve had numerous investor calls after we made the announcement that weren’t included on the pipe. And I don’t know how many times I’ve heard it. We missed this one and we don’t know how, and we’re really excited to talk to you. So I think it’s an undiscovered gem, you know, the headlines were Affirm, the headlines were Afterpay. The headlines were, you know, Klarna. And so then, you know, we kind of sneak up and they’re like, wait a minute. This is a really good market and focused on the right market yet. They figured out how to make money at it. And so I think it just stuck up. That’s why I’m looking forward to closing the deal, changing the ticker to KPLT and having our name out there.

Orlando Zayas:

And, you know, Kristen obviously is going to help us get our name out there to investors as well. And, you know, I think once they start seeing our earnings and you know, how we run the business, you know, you’re only allowed to kind of let them in so far with the merger agreement. I think we have a real strong plan this year and in the future, and we’ve got some, you know, a really strong team and then we’ve added to even recently because we’re going public. So I think it’s undervalued because one, it’s a surprise and two, you know, we got to get out there and start spreading the news. So I think once we close, you know, you’ll start seeing that valuation getting somewhere in between where we’re at and Affirm, because you’re right. You know, it should be valued similar to Affirm. Right?

Speaker 2:

Right. I agree with you. Any thoughts on close? Is it in a month, in a quarter? What are you anticipating?

Orlando Zayas:

We’re hoping May, you know, we got our SEC comments back and they weren’t crazy. There was nothing then, you know, my head of accounting-

Speaker 2:

[crosstalk 00:19:14]-

Orlando Zayas:

Huh? Yeah, yeah, yeah. My head of accounting was leading. He was like, that’s it? That’s all they asked? You know, he was like doing a happy dance. So we just got to go through the process. Right. So we got to get the SEC approval. Then there’s a vote for fencer. So, you know, we’re thinking May, hopefully early May is what I’m targeting. I’m planning on being in New York and fully vaccinated and ready to ring the bell at the Nasdaq.

Speaker 2:

You got one shot already. You got two shots. You got done?

Orlando Zayas:

I got both. Yep. I actually, two weeks ago. So now I am COVID liberated. That’s what I call it.

Speaker 2:

It’s very nice. Second part of that question. I know that you guys hadn’t announced Q4 numbers, is that because you’re private, do you know when you will give a [crosstalk 00:20:01]?

Orlando Zayas:

Part of the filing with the S4 was getting so the nine month numbers went stale because of the timing. So we had to get the annual audit done that is literally supposed to be done hopefully by the next week. We got to refile that. So when we refile the S4, it will have our year end numbers. So people can see how we ended up the year and that’s the plan there. And then, you know, let’s just say it met expectations of what we committed to and the original investor deck. So we’re happy with that. And we want to show it as quick as we can, and we just got to get the audit done.

Speaker 2:

Excellent. SK, do you have any other follow up questions?

SK:

That was a question I had. You just answered that question. I have more question. So it was related to the AI, which the company’s working on, or is utilizing to identify who can be given the credit. How does the AI work and is there plans on expanding on the technology?

Orlando Zayas:

Well, SK, if I told you how it worked, I have to shoot you so ...

Speaker 2:

You should, you should.

Orlando Zayas:

No, 2017 when I joined, that was one of the things that I enjoyed about this company is that the AI and the machine learning was really, probably ahead of the other companies that I worked for. Let’s just say, and we’ve continued to improve. And it really has helped our underwriting. Like, if you were to pick up the phone and ask Wayfair, what are our approval rates? They’ll say they dramatically improved in the last year. And it wasn’t because we opened up the funnel because we didn’t. And we’re very conservative around doing things like that, because, you know, you can’t take it back once you open it up. Right? So and our approval rates have continued to improve across the board because our models are continuing to get better.

Orlando Zayas:

And so it really has helped us hone in on what are the important attributes of different scenarios. I mean, we have Wayfair and we have Lenovo, two different kinds of customers coming at you. And because we have the cart data, we have even more data that we can analyze and our machine can underwrite and figure out what is important. So somebody buying a couch, for example, at Wayfair may get a little higher credit line than somebody buying a 65 inch TV at PC Richards. So we’re able to get real specific. And I think real tight around the type of consumer that’s coming to us, you know, our biggest issue was fraud and identifying the fraud because online it’s easy. It’s much different than in a store. So, you know, first we focus on fraud. Then we focused on, you know, is this person we’re likely to pay us or not? And those have just continued. Those models have just continued to improve. And it’s really a credit to my risk team and how they’ve developed our models. And again, that’s what using AI and machine learning to really improve how we underwrite every individual customer.

Speaker 2:

One last thing that I think would be good. I’ll send you an email on this, Orlando, not a question. This is just something that I, because I’ve been in the market and I’ve known Wayfair, we used to compete with them. Two companies you should probably get somebody in the sales team to look at, Floor and Decor. I don’t know if you’ve already-

Orlando Zayas:

Floor and Decor, yes.

Speaker 2:

Yeah. They’re more offline than online, but Consumer Goods, one of the faster growing ones. The other one that I think would be interesting for you guys is Houzz, H-O-U-Z-Z.

Orlando Zayas:

I heard of them. I don’t know where.

Speaker 2:

Houzz is an online design led interior decoration is where they started. Their marketplace of products has dramatically grown. So their marketplace, people come there because they want to learn about new designs. They want to find new contractors, but now they started offering products as well. One of the faster growing durable goods marketplaces that I’m familiar with, both of these, I think would be. And what I would want to do is actually connect you with one of the friends of mine who works at Houzz [crosstalk 00:24:22] organization, follow up with them.

Speaker 2:

Know that this would be something that would be very valuable for the consumers. You know, that the things that I’m seeing, Orlando, which are the same things you’re seeing, 4.5% unemployment by the end of the year is what has been promised. There are more people who are non-prime that are going to get back their jobs. There are more people who are not able to buy homes because prices are high. Real estate market is heating up. That bodes well for you guys in a lot of ways for the next three years, right? Minimum it’s three years, you’re going to do extremely well, which is why I like the focus just on buy now, pay later non-prime first and then expand from there. But this was perfect. Thank you very much for-

Orlando Zayas:

I appreciate your time. Anytime. And you’ve got my email address, so yes. Please feel free to introduce me and any other data that you want to share with me. That’d be great.

Speaker 2:

I will go ahead and introduce you. Also, I emailed to four of my frequently visited sell side analysts firm friends.

Orlando Zayas:

Okay. Very good.

Speaker 2:

I’ll ask them to follow up with you because I want to see some very good data-driven report from them as to why they’re missing Katapult versus, you know, I’m sure they’re covering all the other companies, but if they miss this one, I’m going, yeah. You’re probably not being comprehensive enough, but Kristen, you had something to say my friend?

Orlando Zayas:

No, I was, I was just like, something popped up on my window. I wasn’t sure what it was.

Speaker 2:

Kristen has got to say something.

Orlando Zayas:

I was just going to say, thank you. Thank you. I appreciate the time. And I don’t know, Kristen was going to say something. Is Kristen going to say something?

Kristen:

No, I was just going to say, thank you. I appreciate the time as well. And if you need anything else, just let us know.

Orlando Zayas:

It’s so nice to talk to somebody that’s done their homework and they know exactly where we’re at. It’s really is a breath of fresh air. We appreciate it.

Speaker 2:

Appreciate it, Orlando. Talk to you soon.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Katapult’s and FinServ’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Katapult and FinServ. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the stockholders of FinServ or Katapult is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to Katapult; risks related to the concentration of Katapult’s business among a relatively small number of merchants; the effects of competition on Katapult’s future business; the impact of the COVID-19 pandemic on Katapult’s business; the ability of FinServ or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future, and those factors discussed in FinServ’s final prospectus dated October 31, 2019 and Annual Report on Form 10-K for the fiscal year ended December 31, 2020, in each case, under the heading “Risk Factors,” and other documents of FinServ filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of FinServ or Katapult presently know or that FinServ or Katapult currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FinServ’s and Katapult’s expectations, plans or forecasts of future events and views as of the date of this communication. FinServ and Katapult anticipate that subsequent events and developments will cause FinServ’s and Katapult’s assessments to change. However, while FinServ and Katapult may elect to update these forward-looking statements at some point in the future, FinServ and Katapult specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FinServ’s and Katapult’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in this communication is based on the estimates of Katapult and FinServ management. Katapult and FinServ obtained the industry, market and competitive position data used throughout this communication from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Katapult and FinServ believe their estimates to be accurate as of the date of this communication. However, this information may prove to be inaccurate because of the method by which Katapult or FinServ obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process.

Important Information for Investors and Stockholders and Where to Find It

In connection with the proposed transaction, FinServ has filed a registration statement on Form S-4, including a proxy statement/prospectus (the “Registration Statement”), with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement to be distributed to holders of FinServ’s common stock in connection with FinServ’s solicitation of proxies for the vote by FinServ’s stockholders with respect to the proposed transaction and other matters as will be described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued to Katapult’s stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, FinServ will mail a definitive proxy statement/prospectus, when available, to its stockholders and Katapult’s stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, and any amendments thereto and any other documents filed with the SEC when they become available, carefully and in their entirety because they contain important information about FinServ, Katapult and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by FinServ through the website maintained by the SEC at http://www.sec.gov.

No Offer or Solicitation

This communication does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among Katapult and FinServ or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and Securities Exchange Act of 1934, as amended or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Participants in the Solicitation

FinServ and Katapult and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the proposed transaction. Information about the directors and executive officers of FinServ in its Annual Report on Form 10-K, filed with the SEC on March 8, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials to be filed with the SEC regarding the proposed transaction. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. These documents, when available, can be obtained free of charge from the sources indicated above.

Contacts

Katapult Media Contact

Brian Ruby

ICR for Katapult

203-682-8268

Katapult-PR@icrinc.com

Katapult Investor Contact

William Maina

ICR for Katapult

646-277-1236

Katapult-IR@icrinc.com

FinServ Investor Contact

FinServ-IR@icrinc.com